



EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.



September 4, 2015

LuAnn Hajduk
Willis of Minnesota, Inc.
1600 Utica Avenue S., Suite 600
Minneapolis, MN 55416

Re: Wells Fargo Funds Trust
        Policy # BFBD-45001759-20

Dear LuAnn,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

    Ms. Donna Sofinowski
    Assistant Vice President, Claims
    849 Fairmount Avenue, Suite 301
    Towson, Maryland 21286
    Phone (toll free): (866) 539-3995 ext. 6318
    Fax (toll free):(866) 915-7879
    E-Mail: Claims@BerkleyCrime.com

Please feel free to contact me with any additional questions.

Sincerely,

Amanada VanCauwenberge
Underwriting Manager
AVanCauwenberge@BerkeleyCrime.com



PRODUCER

LuAnn Hajduk
Willis of Minnesota, Inc.
1600 Utica Avenue S., Suite 600
Minneapolis, MN 55416

Underwritten By
BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:
475 Steamboat Road
Greenwich, CT 06830

Issuing Office:
29 South Main Street, Suite 308
West Hartford, CT 06107

BROKER DEALERS (FORM 14) EXCESS FOLLOW FORM CERTIFICATE

BOND NUMBER	BFBD-45001759-20	**PRIOR BOND NUMBER**	BFI-71000386-14
NAMED INSURED	Wells Fargo Funds Trust		

MAILING ADDRESS 525 Market St 12Th Fl
San Francisco, CA 94105

POLICY PERIOD 9/01/2015 to 9/01/2016
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

    a)   would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and

    b)   for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier's expressed Limit of Liability.

This bond does not provide coverage in excess of any sub-limited coverage in the underlying bond(s) which is below the underlying Carrier's expressed Single Loss Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
SINGLE LOSS LIMIT OF LIABILITY:	$20,000,000 excess of $40,000,000 plus deductible
AGGREGATE LIMIT:	$20,000,000

UNDERLYING COVERAGE:

Carrier:	Great American Insurance Company
Single Loss Limit of Liability:	$20,000,000
Single Loss Deductible:	$ 0
Aggregate Limit:	$20,000,000
Bond Number:	
Bond Period:	09/01/2015 to 09/01/2016
Carrier:	Fidelity and Deposit Company of Maryland
Single Loss Limit of Liability:	$20,000,000 excess of $20,000,000 plus deductible
Aggregate Limit:	$20,000,000
Bond Number:	
Bond Period:	09/01/2015 to 09/01/2016

BCR FIB XS 01 15

Forms and Riders Forming Part of this Bond When Issued:	
Form Number and Edition Date	Description of Form or Rider:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 01 15	Berkley Crime Cover Letter
BCR FIB XS 01 15	Financial Institution Excess Follow Form Certificate
BCR FIB 97 01 15	Drop Down Rider
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:
By acceptance of this Bond you give us notice canceling prior bond Numbers: BFI-71000386-14
the cancellation to be effective at the time this Bond becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.





_____
Ira S. Lederman
Director, Senior Vice President and Secretary

_____
W. Robert Berkley, Jr.
Director and President

BOND NUMBER: BFBD-45001759-20
INSURED: Wells Fargo Funds Trust
EFFECTIVE DATE: 09/01/2015
DATE OF ISSUANCE: 09/04/2015

BCR FIB 97 01 15
RIDER #: 1
EXPIRATION DATE: 09/01/2016

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DROP DOWN RIDER

With respect to coverage provided by this bond, the Company agrees the excess attachment point of this bond shall be reduced by the amount of the covered losses which have eroded the underlying aggregate bond limit stated on the Declarations page of this bond. In the event the underlying bond has limit reinstatement provisions, this rider only responds once all of the underlying reinstatements have been utilized. It is warranted the underlying bonds are maintained for at least their current limits and conditions unless fully eroded by covered loss under those bonds. It is also understood and agreed that the coverage provided by this rider in no way provides broader coverage than that originally provided by this bond.

All other terms, conditions, limitations and exclusions remain unchanged.





BERKLEYCRIME

a W. R. Berkley Company

Berkley Crime

29 South Main Street, 3rd FL | West Hartford, CT 06107 | 844.44.CRIME

Berkleycrime.com

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

WELLS FARGO FUNDS TRUST

525 MARKET STREET, 12TH FLOOR
SAN FRANCISCO, CA 94105

Bond Number: 82183333

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on September 1, 2015
to 12:01 a.m. on September 1, 2016

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $20,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY:$20,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 60,050,000

ITEM 5. PRIMARY BOND:

Insurer:	Great American Insurance Company
Form and Bond No.:	517-76-01-12
Limit:	$20,000,000
Deductible:	$50,000
Bond Period:	09/01/2015 – 09/01/2016

Insurer:	The Fidelity & Deposit Company of MD
Form and Bond No.:	FIB 0004712-15
Limit:	$20,000,000
Deductible:	$20,050,000
Bond Period:	09/01/2015 – 09/01/2016

Insurer:	Berkley Regional Insurance Company
Form and Bond No.:	BFBD-45001759-20
Limit:	$20,000,000
Deductible:	$40,050,000
Bond Period:	09/01/2015 – 09/01/2016

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: Any sub-limited Coverages

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-3

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Maureen A. Brundage

Secretary

October 7, 2015

Date

Paul J. Krump

President

Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend
(continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

(4) any one event not specified above, in c.(1), c.(2) or c.(3).

d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability *Aggregate Limit Of Liability*	2.	The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability	The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3.	This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery	4.	In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery
(continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8.   This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.

If you require additional information you may contact the California Insurance Department at either the following address or phone number:

California Insurance Department
300 South Spring Street
Los Angeles, CA 90012
1-800-927-HELP

Effective date of
this endorsement/rider: September 1, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82183333

Issued to: WELLS FARGO FUNDS TRUST

_____

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 2

Bond Number: 82183333

NAME OF ASSURED: WELLS FARGO FUNDS TRUST

PREMIUM ENDORSEMENT

It is agreed that:

1. The premium for this bond for the period September 1, 2015 to September 1, 2016 is:

   Premium: Forty-eight thousand, seven hundred and ninety-five dollars ($48,795.00)

2. It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 7, 2015

By ______________________________
Authorized Representative

Excess Bond
Form 17-02-0735 (Rev. 1-97)

Effective date of
this endorsement/rider: September 1, 2015   FEDERAL INSURANCE COMPANY

                                                    Endorsement/Rider No.   3

                                                    To be attached to and
                                                    form a part of Policy No.   82183333

Issued to: WELLS FARGO FUNDS TRUST

AMEND TERMINATION ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1.   Section 6, Termination of this Bond, is hereby amended to provide continued coverage for any closed or dissolved Registered Management Investment Company or Mutual Fund named as the ASSURED during the Bond Period. Coverage shall be provided for a maximum of 365 days from the date the Registered Management Investment Company or Mutual Fund named as an ASSURED is closed or dissolved, as long as, coverage is renewed with FEDERAL INSURANCE COMPANY (hereinafter referred to as the "Company").

2.   If for any reason this Bond is cancelled as an entirety or non-renewed with the Company the granting of 365 days of coverage for any closed or dissolved Registered Management Investment Company or Mutual Fund named as an ASSURED shall be immediately terminated.

3.   The first named ASSURED noted on the Declarations of this Bond is required to provide an updated listing of all required named Assureds and their active status upon the expiration of each BOND PERIOD.

4.   This Endorsement shall not apply to any named ASSURED that is not a Registered Management Investment Company or Mutual Fund.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

PREMIUM BILL

Insured: WELLS FARGO FUNDS TRUST   Date: October 7, 2015

Producer: WILLIS OF MINNESOTA, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
        WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
September 1, 2015	82183333	Financial Institution Excess Bond Form E		$ 48,795
To				
September 1, 2016				
0.0% Commission				
			TOTAL	$ 48,795